FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F              ☒           Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Comment on press publications

In the context of keeping investors fully informed, National Bank of Greece announces the following with regard to publications in the financial press:

(i) It has been National Bank’s long-standing practice to inform the investing public vis-à-vis its financials via regular quarterly and, as the case may be, extraordinary official press releases, providing impartial and reliable information to the investment community and respecting its obligations arising from the regulatory framework of the Greek and US capital markets. The Bank’s and the Group’s financials and results for 2006, including pre-tax profit, core and extraordinary income, income from subsidiaries abroad, expenses and taxes incurred, and the dividend have not, for the present, been finalized by the competent Services of the Group or approved by the Bank’s Board of Directors.

(ii) The Business Plan 2007-2009 of the NBG Group, in which the Bank’s Management sets out its aims for the three years in question, is currently being finalized and, as already announced, once approved by the Board it is scheduled for presentation to the investing public on 22 February 2007. Accordingly, whatever is contained in publications in the financial press does not derive from the Bank or persons acting on its behalf.

NATIONAL BANK OF GREECE S.A.	16 February 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 16th February, 2007

Chairman - Chief Executive Officer